Exhibit 99.3

Industry Guide 3 – Return on Equity and Assets Ratios

	Q1 2015	For the Year Ended October 2014	For the Year Ended October 2013 (1)	For the Year Ended October 2012 (1)
Return on Assets	0.94%	0.99%	0.98%	0.93%
Return on Equity	19.3%	19.0%	19.7%	19.6%
Dividend Payout Ratio	45%	47%	46%	46%
Equity to Asset Ratio	5.32%	5.74%	5.50%	5.31%

(1)	Figures restated to reflect adoption of new accounting standards.

Results are from Consolidated Financial Statements.